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                              July 28, 2023

       Lawrence L. Metz
       President and Co-Chief Executive Officer
       Maiden Holdings, Ltd.
       94 Pitts Bay Road, 1st Floor
       Pembroke HM 08, Bermuda

                                                        Re: Maiden Holdings,
Ltd.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 31,
2023
                                                            File No. 001-34042

       Dear Lawrence L. Metz:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed March 31, 2023

       Pay Versus Performance Comparison, page 16

   1.                                                   We note that you have
included Net Income Available to Maiden Common
                                                        Shareholders in column
(g) of your pay versus performance table in lieu of Net Income as required by Regulation
S-K Item 402(v)(2)(v). Please include net income (loss), as
                                                        reported in your
audited GAAP financial statements, in column (g) for all years covered by the table. Refer to
Regulation S-K Compliance and Disclosure Interpretations
                                                        Questions 128D.08 and
128D.09.
   2. In your disclosures about the relationship of compensation actually paid to both total shareholder return and
net income, you say that the amounts are "generally aligned" or
                                                        "not directly aligned"
respectively. Given that the all of the measures declined by various percentages over the
two year period in the pay versus performance table, it is unclear what meaningful
relationships are described by use of the terms "generally aligned" or
                                                        "not directly aligned."
Please ensure that your disclosure includes a clear description of the relationships, as
required by Item 402(v)(5).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lawrence L. Metz
Maiden Holdings, Ltd.
July 28, 2023
Page 2



        You may contact Daniel Crawford at 202-551-7767 or Amanda Ravitz at 202-551-3412
if you have questions.



FirstName LastNameLawrence L. Metz                     Sincerely,
Comapany NameMaiden Holdings, Ltd.
                                                       Division of Corporation
Finance
July 28, 2023 Page 2                                   Disclosure Review
Program
FirstName LastName